UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

URANIUM RESOURCES, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

916901507

(CUSIP Number)

Catherine J. Boggs
Resource Capital Funds
1400 Sixteenth Street, Suite 200
Denver, CO 80202
United States of America
(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916901507	Schedule 13D	Page 2 of 10

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Fund V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,259,567
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,259,567
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,259,567
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 916901507	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,259,567
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,259,567
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,259,567
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 916901507	Schedule 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCA V GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,259,567
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,259,567
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,259,567
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

CUSIP No. 916901507	Schedule 13D	Page 5 of 10

Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Uranium Resources, Inc., (the “Company”), whose principal executive office is located at 405 State Highway 121 Bypass, Building A, Suite 110, Lewisville, Texas 75067.

Item 2. Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund V L.P. (“RCF V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF V is investments.

b.	Resource Capital Associates V L.P. (“Associates V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates V is the general partner of RCF V. The principal business of Associates V is to act as the general partner of RCF V.

c.	RCA V GP Ltd. (“RCA V”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA V is the general partner of Associates V. The principal business of RCA V is to act as the general partner of Associates V.

The sole members of RCA V are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The business of RCA V is directed by the officers of RCA V. The Principals serve as executive officers of RCA V. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is serving as senior executives of the Resource Capital Funds which include RCF V.

RCF V and Associates V are each Cayman Islands exempt limited partnerships.

RCA V is a Cayman Islands exempt company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the $10,000,000 purchase price was from cash on hand of RCF V.

CUSIP No. 916901507	Schedule 13D	Page 6 of 10

Item 4. Purpose of Transaction.

On March 1, 2012, the Company, URI Merger Corporation, a Nevada corporation and wholly-owned subsidiary of the Company (“Merger Sub”) and Neutron Energy, Inc., a Nevada corporation (“Neutron”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Neutron, with Neutron continuing as the surviving corporation (the “Merger”) and as a wholly-owned subsidiary of the Company. The Merger (and, accordingly, the issuance of the Acquisition Shares and the Tranche II Shares described below) is subject to a number of conditions, including approval by the stockholders of each of Neutron and the Company.

Simultaneous with the execution of the Merger Agreement, the Company, Neutron and RCF V entered into an Investment Agreement (the “Investment Agreement”). Pursuant to the Investment Agreement, RCF V agreed to purchase, for a purchase price of $10,000,000, a number of shares of Common Stock of the Company equal to $10,000,000 divided by $0.9747, the Company’s share price for a specified period prior to the date of announcement of the Merger, as set forth in the Investment Agreement (the “Tranche I Shares”), provided, however, that the number of shares of Common Stock of the Company would not exceed 19.9% of the total number of shares of Common Stock outstanding prior to the issuance of the Tranche I Shares. On March 9, 2012, RCF V paid $10,000,000 for 10,259,567 Tranche I Shares. The proceeds are to be used to finance the operations of the Company and Neutron prior to and after the Merger, in accordance with agreed-upon budgets.

Pursuant to the Investment Agreement, concurrent with the closing of the Merger, RCF V will purchase, for a purchase price of $20,000,000, a number of shares of Common Stock of the Company equal to $20,000,000 divided by (ii) $0.9747 (the “Acquisition Shares”), provided, however, that in no event will the number of Acquisition Shares purchased by RCF V equal less than 24,638,673 shares or more than 33,000,000 shares of Common Stock of the Company. The proceeds of the purchase of the Acquisition Shares will be used by the Company to partially repay a portion of a $26,787,157 loan owed by Neutron to RMB Australia Holdings Limited. In addition, the Company may request that RCF V purchase within ten (10) business days of the Merger, for a purchase price of $5,000,000 a number of additional shares of Common Stock of the Company in the amount of $5,000,000 divided by the lower of (a) $0.9747 or (b) the volume-weighted average price for the twenty (20) trading days prior to the closing of the Merger (the “Tranche II Shares”). The proceeds from the purchase of the Tranche II Shares would also finance the operation of the Company and Neutron. If the conditions to closing of the Merger are not satisfied, neither the Acquisition Shares or the Tranche II Shares would be issued, but the Reporting Persons would continue to own the Tranche I Shares.

Pursuant to a Stockholders’ Agreement, dated as of March 1, 2012, by and between the Company and RCF V (the “Stockholders’ Agreement”), at all times that RCF V or any of its affiliates (the “RCF Parties”) owns shares of Common Stock of the Company which in the aggregate exceed five percent (5%) of all issued and outstanding shares of Common Stock of the Company, (x) the Company’s Board of Directors (the “Board”) agrees to nominate or appoint one (1) qualified individual identified by the RCF Parties to serve on the Board, with the initial appoint to occur no later than the 2012 annual meeting of the shareholders of the Company to be held no later than June 30, 2012, and thereafter such nominee shall be included in management’s slate for election to the Board and (y) the RCF Parties may designate an observer to attend all meetings of the Board. In addition, so long as any of the RCF Parties owns or holds shares of Common Stock of the Company, the RCF Parties have the right to participate in any sale or placement of any Common Stock, warrants to acquire Common Stock, or other equity interests (an “Equity Financing”) of the Company on a pro rata basis at the same price and the same terms and conditions as offered to other investors in the Equity Financing. Under the Stockholders’ Agreement, the board of directors and management of the Company is to consult with representatives of the RCF Parties in determining the business, operations and management of the Company following the Merger, including consideration of RCF Parties’ suggestions regarding management personnel.

CUSIP No. 916901507	Schedule 13D	Page 7 of 10

The beneficial ownership that is the subject of this Schedule 13D was acquired for the purpose of investment. RCF V owns a total of 10,259,567 shares of the Common Stock of the Company. The Reporting Persons intend to fund the operations of the Company and Neutron prior to and after the Merger and to continue to evaluate the Company’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally. Based on that continuing evaluation, the Reporting Persons will take such action as they deem appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Company concerning the operations and management of the Company and other matters and (ii) proposing additional transactions with the Company, including transactions that could result in a change of control of the Company. Other than as committed pursuant to the Investment Agreement, the RCF Funds may decide not to acquire additional shares of Common Stock of the Company and/or to sell all or a portion of the shares of Common Stock of the Company held.

Except as described in this Schedule, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

As of March 19, 2012, 2012 RCF V owns 10,259,567 shares of Common Stock of the Company for a total aggregate holding by the RCF Funds of 10,259,567 shares of Common Stock of the Company. Based on the foregoing and using 106,062,979 as the number of outstanding shares of Common Stock of the Company, RCF V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.7% of the issued and outstanding Common Stock of the Company.

As of March 19, 2012 Associates V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.7% of the issued and outstanding Common Stock of the Company.

As of March 19, 2012, RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.7% of the issued and outstanding Common Stock of the Company.

As of March 19, 2012, Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale, by virtue of their interests as members and directors of RCA V, may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.7% of the issued and outstanding Common Stock of the Company. Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale disclaim beneficial ownership of the Common Stock of the Company, except to the extent of each of their pecuniary interest therein.

CUSIP No. 916901507	Schedule 13D	Page 8 of 10

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

See the description of the Merger Agreement in Item 3 above.

Investment Agreement

See the description of the Investment Agreement in Items 3 and 4 above.

Stockholders’ Agreement

See the description of the Stockholders’ Agreement in Item 4 above.

Registration Rights Agreement

In addition to the Stockholders’ Agreement, RCF V and the Company entered into a registration rights agreement, dated as of March 1, 2012 (the “Registration Rights Agreement”). The Registration Rights Agreement requires the Company to facilitate the resale of the Tranche I Shares, Tranche II Shares and Acquisition Shares (collectively, the “RCF Shares”) by filing with the Commission one or more registration statements registering the resale of the RCF Shares as soon as practicable following the closing of the purchase and sale of each of the Tranche I Shares, Tranche II Shares and the Acquisition Shares. In addition, the RCF Parties have rights to demand and piggyback registration of the RCF Shares.

The Reporting Persons executing this Schedule 13D have also executed a Joint Filing Agreement attached as Exhibit 99.1 to this Schedule 13D.

The foregoing summaries of the Merger Agreement, Investment Agreement, Stockholders’ Agreement and Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, Investment Agreement, Stockholders’ Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this Schedule 13D and incorporated by reference herein

Item 7. Material to Be Filed as Exhibits.

See the Index of Exhibits.

10.1	Agreement and Plan of Merger, dated as of March 1, 2012, by and among Uranium Resources, Inc., URI Merger Corporation and Neutron Energy, Inc.

10.2	Investment Agreement, dated as of March 1, 2012, by and among Uranium Resources, Inc., Neutron Energy, Inc. and Resource Capital Fund V L.P.

10.3	Stockholders’ Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P.

10.4	Registration Rights Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P.

99.1	Joint Filing Agreement, dated as of March 19, 2012, by and among the Reporting Persons.

CUSIP No. 916901507	Schedule 13D	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2012

RCA V GP LTD.

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: General Counsel

RESOURCE CAPITAL ASSOCIATES V L.P.

By: RCA V GP Ltd., General Partner

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: General Counsel

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P.,
General Partner

By:	RCA V GP Ltd., General Partner

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: General Counsel

CUSIP No. 916901507	Schedule 13D	Page 10 of 10

Index of Exhibits.

10.1	Agreement and Plan of Merger, dated as of March 1, 2012, by and among Uranium Resources, Inc., URI Merger Corporation and Neutron Energy, Inc.

10.2	Investment Agreement, dated as of March 1, 2012, by and among Uranium Resources, Inc., Neutron Energy, Inc. and Resource Capital Fund V L.P.

10.3	Stockholders’ Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P.

10.4	Registration Rights Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P.

99.1	Joint Filing Agreement, dated as of March 19, 2012, by and among the Reporting Persons.